Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd.  Grosse Pointe Park, Michigan 48230

57492 Onaga Trail Yucca Valley, California 92284

 (248) 515-6035 (Telephone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

6 July 2015

Mr. Gabriel Eckstein, Staff Attorney

Ms. Barbara C. Jacobs, Assistant Director

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Separation Degrees -- One, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed June 17, 2015 File No. 333-201698

Dear Mr. Eckstein:

We are in receipt of your correspondence dated July 2, 2015, and on behalf of Mr. Gannon Giguiere, Chairman and Chief Executive Officer of Separation Degrees -- One, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Separation Degrees -- One, Inc.

General

1. We note that you have replaced your references to "clients" with references to "brands." Please explain the significance of this change, if any.

Response: We have elected to change how we name our "clients" to "brands". The reason for the change is to better align our messaging with current marketplace terminology. Businesses such as Separation Degrees represent "brands" in our efforts of technology development and online marketing, such as search engine optimization. Additionally, management sees an opportunity to develop our own "brands" which will be controlled and operated by the Company, thus the term "brands" best suits our business objectives.

Prospectus Summary, page 5

2. In response to prior comment 3, you indicate that you generated revenues of $36,000. Please tell us in your response letter what service(s) you provided to generate this revenue and the number of clients or brands from which this revenue was generated. If this revenue was generated by one customer or a few customers, include this information in the summary and business sections and include risk factor disclosure addressing your dependence on one or a few customers.

Securities and Exchange Commission

Division of Corporation Finance

Separation Degrees -- One, Inc.

File No. 333-201698

6 July 2015

Response: We generated the $36,000 in revenue through one brand in Quarter 1. The services provided to generate the revenue was technical development, search engine optimization, content development, and media planning; buying and placement. We have added risk factor disclosing that during Quarter 1, we relied on one brand; however, we do not see us being reliant on only one brand in the future.

Risk Factors, page 8

3. It appears that your officers serve the same or similar functions in other development stage companies located at a single address. Please include a separate risk factor addressing the fact that it appears your officers, despite having years of experience as described in their executive summaries on page 36, have no experience in taking a public company beyond the development stage. Moreover, because there is overlap among the officers and their duties in the co-located companies, it appears there is a risk that the business opportunities and activities of each entity may be difficult to distinguish.

Response: We have added risk factors to include the inexperience of our officers taking a public company beyond the development stage, as well as a risk factor discussing the overlap of officers.

Description of Business

Company Overview, page 28

4. We note your revisions in response to prior comment 8. Please file the amended Asset Purchase agreement. Further, explain the business purpose for purchasing the consulting relationships and replacing them, as you state in response to our comment, with "new stand-alone agreements." In addition, tell us when you plan to file the new stand-alone agreements.

Response: The amended Asset Purchase Agreement is attached to the S-1/A-3 as an exhibit. Any stand-along agreements we enter into will be on an as needed basis. Further, the agreements will be entered into during the regular course of business and will be immaterial.

5. In response to prior comment 9, you assert that "[c]lients are selling product right now on Amazon, eBay and Etsy." In your response letter, please provide us with support for this assertion. For example, tell us what products or services of yours are being sold on those online marketplaces and identify those clients. Also tell us in your response letter what consulting services you are providing and to how many clients, clarify what SEO refers to and identify the clients receiving SEO, content creation and data analytical work.

Securities and Exchange Commission

Division of Corporation Finance

Separation Degrees -- One, Inc.

File No. 333-201698

6 July 2015

Response: We are not selling products on Amazon, eBay and Etsy, we have developed a technical platform in where brands can upload their product catalogs, configure for listing on Amazon, eBay and Etsy, and in turn post their products to Amazon, eBay and Etsy. We will charge clients (brands) a flat fee and percentage of sale as we gain critical mass.

The consulting services provided to brands are technical development and project management. SEO refers to Search Engine Marketing, in where we optimize a brand's website and content for identification, indexing, ranking and presentation to consumers typing in keywords to leading search engines such as Google and Bing. We are currently providing these services, along with content creation and data analytical work, for one brand, Ellison Educational Equipment, Inc.

Management's Discussion and Analysis

Results of Operations, page 35

6. Please expand your results of operations discussion to address how you generated $36,000 in revenues and to discuss the associated cost of revenues and other related matters. Refer to Item 303 of Regulation S-K.

Response: We generated $36,000 in revenue through one Brand Ellison Educational Equipment, Inc. We are providing the following services to them: (1) technical development and project management; (2) search engine optimization; (3) content creation; and (4) data analytical work.

The associated costs of revenues were in headcount related fees as these are all matters that are done by skilled computer programmers.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Gannon Giguiere at (949) 500-6960.

With best regards,

/s/ Sharon D. Mitchell